TAHOE BEGINS TRADING ON NYSE
Company trading under symbol TAHO

VANCOUVER, B.C. (May 8, 2012) - Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce that its common shares have commenced trading on the New York Stock Exchange (NYSE) as of this morning under the trading symbol "TAHO." The Company maintains its listing on the Toronto Stock Exchange (TSX) in Canada under the trading symbol "THO."

Kevin McArthur, Tahoe's President and Chief Executive Officer said, "We are pleased to bring Tahoe shares to the U.S. market in order to develop a broader shareholder base and advance our mission to become a leading silver producer."

"We welcome Tahoe Resources Inc. to the NYSE Euronext family of listed companies and onto the New York Stock Exchange," said Scott Cutler, Executive Vice President, NYSE Euronext. "We look forward to building a strong and lasting relationship with Tahoe Resources' management and shareholders."

Tahoe's strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is listed on the TSX as THO and NYSE as TAHO, and is a member of the S&P/TSX Composite and TSX Global Mining indices. Additional information is available on Tahoe's website: www.tahoeresourcesinc.com.

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For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807